XYBERNAUT CORPORATION
                             12071 Fair Lakes Circle
                             Fairfax, Virginia 22033



                                                              December 11, 1998



By Edgar and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. James M. Daly

                  Re:      Registration Statement No. 333-65123
                           ------------------------------------
Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Xybernaut Corporation (the "Company") hereby applies for the withdrawal of the above-captioned Registration Statement and all amendments and exhibits thereto as the Company has determined to no longer proceed to offer the Common Stock contemplated to be offered by said Registration Statement due to the fact that as a result of the delay encountered with the filing of the Registration Statement, the Company and the investor have agreed to terminate the financing arrangement. No sales have been made under said Registration Statement.


                                           Very truly yours,

                                           XYBERNAUT CORPORATION

                                           /s/ Edward G. Newman
                                           ------------------------------------
                                           Edward G. Newman,
                                           President